December 27, 2019

Geoff MacKay
President and Chief Executive Officer
AVROBIO, Inc.
One Kendall Square
Building 300, Suite 201
Cambridge, MA 02139

       Re: AVROBIO, Inc.
           Registration Statement on Form S-3
           Filed December 20, 2019
           File No. 333-235641

Dear Mr. MacKay:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed December 20, 2019

Description of Capital Stock
Choice of Forum, page 13

1. We note your disclosure on page 13 that your forum selection provision in your amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the
       exclusive forum "for any state law claim" for certain litigation, including any "derivative action." However, we note that your forum selection bylaw does not include a state law claim limitation. Please advise, or expand your disclosure to, if true, explicitly state that this provision does not apply to actions arising under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Geoff MacKay
AVROBIO, Inc.
December 27, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                           Sincerely,
FirstName LastNameGeoff MacKay
                                                           Division of
Corporation Finance
Comapany NameAVROBIO, Inc.
                                                           Office of Life
Sciences
December 27, 2019 Page 2
cc:       James H. Xu - Goodwin Procter LLP
FirstName LastName